September 12, 2024

Sally Outlaw
Chief Executive Officer
Worthy Wealth, Inc.
11175 Cicero Drive, Suite 100
Alpharetta, Georgia 30022

       Re: Worthy Wealth, Inc.
           Amended Offering Statement on Form 1-A
           Filed August 30, 2024
           File No. 024-12388
Dear Sally Outlaw:

       We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 26, 2024 letter.

Amendment No. 6 to Form 1-A
The Company, or the Target Companies, may be subject to fines and penalties for failure to timely file reports and amendments with the SEC, page 20

1. We reissue prior comment 2 in part. As previously stated in prior comment 3 from our letter dated June 14, 2024, please note your obligations under Rule 252(a) of Regulation
       A, including Item 14, paragraph (b)(1) of Part II of Form 1-A. Further, please note that the obligation to file a 1-U is a separate filing obligation than your filing obligations under
       Rule 252(f)(2)(ii) and Rule 253(g) of Regulation A. Please revise the risk factor to clearly disclose the failure to file the post-qualification amendment or supplement, as needed.
Financial Statements, page F-1

2. Please update your financial statements to provide audited financial statements of the issuer as of a date that is no more than 9 months from the date of filing or qualification.
 September 12, 2024
Page 2

       Please contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Frank Borger Gilligan, Esq.